

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

April 9, 2009

Mr. Russell M. Gifford
Chief Financial Officer
Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813-2833

> **Re:** **Barnwell Industries, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed December 18, 2008**
> **File No. 001-05103**

Dear Mr. Gifford:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief